Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Six Months Ended June 30, 2015	Years Ended December 31,
	(Unaudited)	2014	2013	2012	2011	2010
Earnings
Income before income taxes	$1,299	$2,057	$1,973	$1,696	$1,404	$769
Interest expense	76	165	167	181	199	233
Portion of rents representative of the interest factor	74	131	134	139	143	140
	$1,449	$2,353	$2,274	$2,016	$1,746	$1,142
Fixed Charges
Interest expense	$76	$165	$167	$181	$199	$233
Portion of rents representative of the interest factor	74	131	134	139	143	140
	$150	$296	$301	$320	$342	$373
Ratio of Earnings to Fixed Charges	9.7	7.9	7.6	6.3	5.1	3.1